UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

FURIEX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

36106P101

(CUSIP Number)

Fredric N. Eshelman 300 North Third Street, Suite 110 Wilmington, NC 28401	with a copy to: Stephen Fraidin, Esq. Richard Brand, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	36106P101
No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,673,522*
	8.	Shared Voting Power: 306,246*
	9.	Sole Dispositive Power: 2,673,522*
	10.	Shared Dispositive Power: 306,246*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,979,768*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 27.2%*
14.	Type of Reporting Person (See Instructions): IN

*

2,979,768 shares includes 2,673,522 shares directly held by Fredric N. Eshelman (the “Reporting Person”), including 7,161 shares of restricted stock that are scheduled to vest within the next 60 days; 41,666 shares held in a grantor retained annuity trust; 264,440 shares held by Elk Mountain Consulting, LLC, a member-managed Wyoming limited liability company (“Elk Mountain”), Iron Bar Holdings, LLC, member, itself a manager-managed LLC, sole member and manager Fredric N. Eshelman; and 140 shares held by the Reporting Person’s spouse. The 2,979,768 shares do not include 32,938 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days. The Reporting Person has sole voting and dispositive power for 2,673,522 shares, which includes 7,161 shares of restricted stock that are scheduled to vest within the next 60 days. The Reporting Person has shared voting and dispositive power over the 264,440 shares held by Elk Mountain (not including 32,938 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days) and the Reporting Person may be deemed to have shared voting and dispositive powers as to the 140 shares held by his spouse and the 41,666 shares held by the grantor retained annuity trust. The percent of class represented by amount in row (11) is based on 10,805,611 shares of common stock outstanding as of April 4, 2014, as reported in the Company’s Proxy Statement on Schedule 14A filed with the United States Securities and Exchange Commission (the “SEC”) on April 11, 2014, and vested options to acquire 131,751 shares of common stock.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 13 (this “Amendment No. 13”) amends and supplements the Schedule 13D filed with the SEC on May 3, 2011 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on May 23, 2011 (the “Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on May 27, 2011 (the “Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC on November 9, 2011 (the “Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC on November 15, 2011 (the “Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC on December 5, 2011 (the “Amendment No. 5”), Amendment No. 6 to the Original 13D filed with the SEC on December 15, 2011 (the “Amendment No. 6”), Amendment No. 7 to the Original 13D filed with the SEC on February 17, 2012 (the “Amendment No. 7”), Amendment No. 8 to the Original 13D filed with the SEC on March 13, 2012 (the “Amendment No. 8”), Amendment No. 9 to the Original 13D filed with the SEC on May 25, 2012 (the “Amendment No. 9”), Amendment No. 10 to the Original 13D filed with the SEC on May 31, 2012 (the “Amendment No. 10”), Amendment No. 11 to the Original 13D filed with the SEC on June 4, 2012 (the “Amendment No. 11”). and Amendment No. 12 to the Original 13D filed with the SEC on June 29, 2012 (the “Amendment No. 12”, together with this Amendment No. 13, the Original 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10 and the Amendment No. 11, the “Schedule 13D”) as described below.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Furiex Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3900 Paramount Parkway, Suite 150, Morrisville, North Carolina 27560.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to include the following information and the information included in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto.

On April 27, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Forest Laboratories, Inc., a Delaware corporation (“Parent”), and Royal Empress, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”). The Merger Agreement provides for the merger of Merger Subsidiary with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. In connection with the Merger Agreement, attached as Exhibit 99.1 hereto, the Reporting Person entered into the Voting Agreement described in Item 6 below and attached as Exhibit 99.3 hereto.

The Merger Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented to include the following information.

Based upon the information provided by the Company there were 10,805,611 Shares issued and outstanding as of April 4, 2014. As of the date hereof, the Reporting Person beneficially owns 2,979,768 Shares (or 27.2 percent of the Shares issued and outstanding as of April 4, 2014) including 2,673,522 Shares directly held by the Reporting Person, which includes 7,161 shares of restricted stock that are scheduled to vest within the next 60 days, 41,666 Shares held in a grantor retained annuity trust; 264,440 Shares held by Elk Mountain, and 140 shares held by the Reporting Person’s spouse. The 2,979,768 Shares do not include 32,938 options to acquire Shares held by Elk Mountain which cannot be exercised in the next 60 days. The Reporting Person has sole voting and dispositive power for 2,673,522 Shares, which includes 7,161 shares of restricted stock that are scheduled to vest within the next 60 days. The Reporting Person has shared voting and dispositive power over the 264,440 Shares held by Elk Mountain (not including 32,938 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days) and the Reporting Person may be deemed to have shared voting and dispositive powers as to the 140 Shares held by his spouse and the 41,666 Shares held by the grantor retained annuity trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented to include the following information.

In connection with the entry into the Merger Agreement, the Reporting Person and certain affiliates of the Reporting Person (together, the “Stockholders”) have entered into a Stockholder Voting Agreement with Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Stockholders have agreed to vote all shares of the Company’s common stock that they beneficially own, constituting approximately 27% of the outstanding common stock of the Company, in favor of the Merger (and if necessary, any proposal to adjourn the special meeting if there are not enough votes to approve the adoption of the Merger Agreement) and against (i) any Acquisition Proposal or Alternative Acquisition Agreement as defined in the Merger Agreement, (ii) any election of new directors to the Company’s board, other than nominees who are currently serving as directors and are nominated by a majority of the board, or as otherwise provided in the Merger Agreement, (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation, warranty or other obligation or agreement of the Stockholders under the Voting Agreement or of the Company under the Merger Agreement, (iv) any merger, consolidation, business combination, sale of substantially all of the assets of the Company, or other extraordinary corporate transaction, other than the Merger, or (v) any corporate action that would frustrate the purposes, or prevent or delay consummation of the transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earlier of (i) the effective time of the Merger, (ii) termination of the Voting Agreement by Parent, or (iii) termination of the Merger Agreement in accordance with its terms. In addition, the Stockholders may terminate the Voting Agreement if the Merger Agreement is amended to (i) reduce or change the form of consideration to be paid to the Stockholders in connection with the Merger, or (ii) create any additional conditions to the consummation of the Merger.

The Voting Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

Except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1

Agreement and Plan of Merger, dated as of April 27, 2014, by and among Forest Laboratories, Inc., Royal Empress, Inc. and Furiex Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Furiex Pharmaceuticals, Inc. on April 29, 2014).

Exhibit 99.2

Form of Contingent Value Rights Agreement by and between Forest Laboratories, Inc., and the Rights Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Furiex Pharmaceuticals, Inc. on April 29, 2014).

Exhibit 99.3

Stockholder Voting Agreement, dated April 27, 2014, by and between Forest Laboratories, Inc. and Fredric N. Eshelman, Pharm.D. and certain affiliates of Dr. Eshelman (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Furiex Pharmaceuticals, Inc. on April 29, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2014

/s/ Fredric N. Eshelman
Fredric N. Eshelman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).